Exhibit 99.1

ANOTHER STRONG QUARTER POSITIONS BARRICK

TO DELIVER ON ANNUAL PRODUCTION GUIDANCE

ALL AMOUNTS EXPRESSED IN US DOLLARS

Toronto, November 5, 2020 — Capturing the benefit of higher gold prices through agile management and operational efficiency, Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) increased its operating cash flow by 80% quarter-on-quarter to $1.9 billion and free cash flow[1] by 151% to $1.3 billion in the third quarter of 2020 — a record level of quarterly free cash flow for the company. Net earnings per share was 50 cents, while adjusted net earnings per share[2] was 78% higher than the prior quarter at 41 cents. Debt net of cash was reduced by a further 71% to $417 million, compared to $1.4 billion in the prior quarter, and the quarterly dividend was increased again, the third time in the past year, rising by 12.5% to 9 cents per share.

President and chief executive Mark Bristow said that two quarters into the Covid-19 pandemic, it was clear how effectively Barrick had been dealing with the impact of the virus on its business, its people and its communities.

“As today’s results show, in the face of unprecedented challenges we have succeeded in beating our earnings consensus, reinforcing our 10-year plan and capitalizing on the gold price to maintain an industry-leading balance sheet. Our year-to-date gold production of 3.6 million ounces keeps Barrick on track to achieve our guidance of between 4.6 and 5.0 million ounces for the year,” he said.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q3 2020	Q2 2020	Q3 2019

Realized gold price[3,4] ($ per ounce)	1,926	1,725	1,476

Net earnings[5] ($ millions)	882	357	2,277

Adjusted net earnings[2] ($ millions)	726	415	264

Net cash provided by operating activities ($ millions)	1,859	1,031	1,004

Free cash flow[1] ($ millions)	1,311	522	502

Net earnings per share ($)	0.50	0.20	1.30

Adjusted net earnings per share[2] ($)	0.41	0.23	0.15

Attributable capital expenditures[6] ($ millions)	436	402	397
Operating Results Gold	Q3 2020	Q2 2020	Q3 2019

Production[4] (000s of ounces)	1,155	1,149	1,306

Cost of sales (Barrick’s share)[4,7] ($ per ounce)	1,065	1,075	1,065

Total cash costs[4,8] ($ per ounce)	696	716	710

All-in sustaining costs[4,8] ($ per ounce)	966	1,031	984

Copper

Production[9] (millions of pounds)	103	120	112

Cost of sales (Barrick’s share)[9,10] ($ per pound)	1.97	2.08	2.00

C1 cash costs[9,21] ($ per pound)	1.45	1.55	1.62

All-in sustaining costs[9,21] ($ per pound)	2.31	2.15	2.58

Q3 2020 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host a virtual presentation on the results today at 11:00 EST/16:00 UTC, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free) 1 800 319 4610

UK (toll-free) 0808 101 2791

International (toll) +1 416 915 3239

The Q3 2020 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

∎	Another solid quarter positions Barrick to deliver on annual production guidance

∎	Higher gold prices drive strong cash flow and increased royalty costs

∎	Operating cash flow of $1.9 billion and record free cash flow[1] of more than $1.3 billion

∎	Debt net of cash reduced by 71% to $0.4 billion with no significant maturities until 2033

∎	Strong operating performance across three quarters highlights asset quality

∎	Agile organizational structure continues to minimize the impact of Covid-19

∎	Consistent delivery from copper operations with costs tracking towards low end of guidance range

∎	Net earnings per share of 50 cents; adjusted net earnings per share[2] up 78% to 41 cents for the quarter

∎	Twiga partnership in Tanzania pays maiden dividend with all stockpiled concentrate sold

∎	Continued improvement in safety across the group year-on-year for both Lost Time and Total Injury Frequency rates

∎	Capital project teams remobilized in Argentina while all other capital projects remain on track

∎	Focus on exploration and organic growth highlights upside potential across Tier One[11] portfolio

∎	Significant stratiform mineralization connects Goldrush to Fourmile

∎	Ongoing portfolio rationalization converts closure properties to value opportunities

∎	Barrick declares $0.09 quarterly dividend per share

BARRICK THIRD QUARTER 2020	2	PRESS RELEASE

CONTINUED FROM PAGE 1

Of the group’s capital projects for the assets we operate, only Veladero’s cross-Andean powerline and phase 6 expansion were stalled as a result of Argentina’s Covid-19 response and further complicated by the onset of winter, with these projects now restarted. The construction of the third shaft at Turquoise Ridge, the twin declines at Goldrush and the underground mine at Gounkoto, as well as Hemlo’s transition to contractor underground mining, the process plant and tailings expansion plan at Pueblo Viejo, the commissioning of the group’s first solar power plant at Loulo and the resumption of underground mining at Bulyanhulu were not interrupted.

In October, Twiga Minerals Corporation, the groundbreaking joint venture between Barrick and the government of Tanzania, paid a maiden dividend of $250 million. Bristow said the revived Tanzanian mines, North Mara and Bulyanhulu in combination, had the potential to become Barrick’s seventh Tier One asset. A Tier One mine is defined as one that can produce more than 500,000 ounces of gold annually for at least 10 years in the lower half of the industry’s cost curve.

Subsequent to the third quarter, Barrick and the government of Papua New Guinea announced that they had agreed in principle on the formation of a new partnership to operate the Porgera mine that is currently on care and maintenance. Under the conceptual agreement, which is still to be finalized, Barrick Niugini Limited will remain the operator, the government will acquire a major share of the equity, and the two sides will agree on a equitable sharing of economic benefits.

Bristow said Barrick’s restructuring and portfolio rationalization had made it a more streamlined business with a much improved exploration strategy, particularly in its Latin American region, which should uncover new business opportunities. In the meantime, exploration around its Tier One assets continued to deliver organic growth and the company was expecting to grow mineral resources at most of its key assets.

“Barrick’s consistently strong performance since the merger has more than validated our belief that a combination of the best assets with the best people would deliver the best returns. It also shows that a business flourishes when it is driven by a clear strategy and not by the whims of the market,” Bristow said.

BARRICK DECLARES INCREASED DIVIDEND

Barrick’s Board of Directors has declared a dividend for the third quarter of 2020 of $0.09 per share, a 12.5% increase on the previous quarter’s dividend, payable on December 15, 2020, to shareholders of record at the close of business on November 30, 2020.12

Senior executive vice-president and chief financial officer Graham Shuttleworth said that this represents the third increase in the quarterly dividend in the past year and that Barrick’s quarterly dividend has tripled since the announcement of the Barrick-Randgold merger in September 2018, reflecting Barrick’s continued strong financial performance.

“The Board believes that the current dividend increase is sustainable and is reflective of the ongoing robust performance of our operations and continued improvement in the strength of our balance sheet, with total liquidity of $7.7 billion, including a cash balance of $4.7 billion, and a debt net of cash position of just $0.4 billion as of the end of the third quarter, as well as no material debt repayments due before 2033,” said Shuttleworth.

ANNE KABAGAMBE APPOINTED TO BARRICK’S BOARD

Barrick has appointed Anne Kabagambe to its Board of Directors as an independent director.

Ms Kabagambe has 35 years of experience spanning a diverse range of senior leadership positions in international institutions. She is a former Executive Director of the World Bank Group where she served from 2016 to 2020, representing the interests of 22 Sub-Saharan African countries13, including Tanzania and Zambia, where Barrick has gold and copper operations. While at the World Bank, she sat on the Development Effectiveness Committee, the Budget Committee and the Pension Benefits Committee. Ms Kabagambe also Co-Chaired the World Bank Board’s Gender Working Group and is a strong advocate for the advancement of women and a champion of diversity and inclusion.

Prior to the World Bank, she spent 27 years at the African Development Bank, where she built an extensive network within Africa and other parts of the world. During this time, she helped develop cooperative agreements with Asian countries and held the position of Chief of Staff for the African

Development Bank President. Ms Kabagambe has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa.

She has an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and also obtained post-graduate diplomas from Harvard University’s John F. Kennedy School of Government and the Cranfield School of Management.

Barrick Executive Chairman John Thornton said Ms Kabagambe would strengthen the Board and bring an independent understanding of doing business internationally, informed by her experience in engaging with governments, the private sector and civil society and in particular her knowledge of the global resource, banking and education sectors.

BARRICK THIRD QUARTER 2020	3	PRESS RELEASE

FINDING AND DEVELOPING THE TALENT

TO TAKE BARRICK INTO THE FUTURE

A modern mining business needs people who share its vision and its values, and are entrepreneurial, agile, alive to technological and societal changes, and profit-orientated. That is why, in an industry traditionally dominated by aging males, Barrick is building an employee corps with its eye on the future.

Barrick has a long tradition of hiring locally for both operational and managerial roles, in recognition of its host countries’ status as important stakeholders in the business. Current staffing levels of host country nationals in management roles are 80% in Africa and Middle East (AME), 63% in Latin America and Asia Pacific (LATAM & AP), and 97% in North America (NA).

Barrick has now also embarked on a drive to recruit more young people and women. In the year to date, the proportion of new-hires under the age of 30 were 22% in AME, 31% in NA and 36% in LATAM & AP. In NA, where 16% of the employees are women, females accounted for 26% of new hires year to date. In LATAM & AP, where 10% of all positions are held by women, hiring rates were 18% in Q1, 33% in Q2 and 15% in Q3, reflecting the region’s improving ability to source and place women. The AME region has cultural obstacles to the employment of women but there too the situation is improving with new placements up to 8% from a 6% base. It is worth noting that a high proportion of the female employees in this region hold managerial positions in geology, engineering and finance.

“We invest in developing our talent to position us for future growth,” says group human resources executive Darian Rich. “We build their leadership skills and guide their career advancement through tailored executive and management development programs designed in partnership with leading universities in Africa, Europe and the US. During the pandemic, we have continued to offer these programs through remote learning courses.”

Barrick promotes a culture of continuous learning through groupwide programs designed to develop a foundation of operational knowledge and management skills. These include:

•	the Compass program, which provides structured training and mentorship for early-career technical employees;
•	the Greenfields Talent program, which provides new engineering graduates with underground mining experience; and

•	the Finance for Business Leaders program, which encourages an ownership mindset and integrates commercial principles and technical skills.

While many companies have cancelled their internship programs, Nevada Gold Mines continued to secure the most talented graduates through attractive development opportunities, and strengthened its future pool of professional candidates, including 33% females in this year’s cohort.

Barrick also offers technical skills and apprenticeship training, developed in modules and constantly updated.

The executive team and senior leaders recently held a two-day talent and succession planning review to ensure that the group has the right skills in the right jobs to drive business priorities across the regions and sites. The review also identified potential future leaders for continuing performance assessment and access to individual development plans.

“Barrick’s commitment to supporting education extends beyond its operations,” says Rich. “Nevada Gold Mines recently announced a $2.2 million investment in digital education for schools in partnership with Discovery Education and the Nevada Department of Education. Access to Discovery’s award-winning K-12 platform keeps students learning whether they are at home or at school.”

BARRICK THIRD QUARTER 2020	4	PRESS RELEASE

WORLD-CLASS GEOLOGISTS

LEAD BARRICK’S GLOBAL DRIVE

Since the Barrick-Randgold merger reintroduced geology as the foundation of the business, the company has launched a new exploration strategy that is being implemented by rebuilt and reinvigorated exploration teams in each of its regions.

Mark Bristow visits geologists at the Kibali mine in DRC.

Rod Quick, Barrick’s mineral resource management and evaluation executive, explains that this strategy has multiple elements that all need to be in balance to deliver on the group’s business plan for growth and long-term sustainability.

These include linking geology and mineral resource management closely to supply projects of a short- to medium-term nature that could help optimize Life-of-Mine plans and smooth out dips in the production profile.

Secondly, there is the hunt for the next addition to Barrick’s Tier One11 portfolio, which already boasts six of these world-class mines. “Brownfields exploration optimizes our existing assets; a new discovery represents pure growth,” says Quick.

Then there is also the optimization of the value of major undeveloped projects. A prime example of these is Donlin, where a re-review of the model, based on fundamental geological observations, will improve and de-risk the resource model leading to an improved mine plan.

With competition for quality assets becoming more intense, the chase is on to find emerging opportunities early in their value chain and then to secure them by an earn-in or even outright purchase. Historically, Barrick has done well at this, with Goldstrike, Pierina, Loulo and Kibali all outstanding examples of geology-led acquisitions. But Rob Krcmarov, Barrick’s exploration and growth executive, cautions that this only works if the characteristics of the underlying orebody are well understood and there is a real upside.

“Short and long-term integrated planning is fundamental to our business culture, and we use the resource triangle as a tool to manage our deliverables,” he says.

“In the final analysis, however, it’s people and ideas that make discoveries, not an exploration process. That’s why we expect more than technical excellence from our geologists. They also need to be entrepreneurial, imaginative and creative — and, as they are often our first point of contact with potential host communities, they also have to grasp the social component of our licence to operate.”

BARRICK THIRD QUARTER 2020	5	PRESS RELEASE

SAP IMPLEMENTATION IN NEVADA

MARKS AN IMPORTANT MILESTONE

IN BARRICK’S DIGITAL TRANSFORMATION

Barrick’s new transactional system, SAP S4 HANA, has gone live at Nevada Gold Mines and will be rolled out across the entire group in the course of 2021.

The implementation lays one of the key foundations for the group to reap the benefits of becoming truly digital and will enable a new level of real-time decision-making as well as a more agile and business-led approach to systems and data-driven initiatives.

The project stayed on track with a very ambitious timeline despite the obvious challenges presented by the pandemic, with the legacy Newmont sites going live on August 1 and the rest of Nevada Gold Mines on October 1. Head of group systems integration, Nico Hoffman, says that “by keeping the global design standardized and focused on getting the basics right, we have set up the rest of the implementations for success and paved the way for them to be completed on time”.

Training adopted a new approach, formulated during Barrick’s strategy sessions earlier this year. This involved identifying particularly talented individuals who were added to a pool of ‘super-users’ inside the various business functions. These users take up ownership of the system by acting as the first line of support for issues as well as by driving continuous incremental improvement of the core application. Almost immediately they began delivering refinements and improvements which will be included in future rollouts.

“This project demonstrates the value of having both a very clear end goal and the correct level of executive functional sponsorship on board from the very beginning and we look forward to seeing the results of applying this to future developments,” Hoffman said.

The SAP rollout coincides with the start of a number of equally ambitious initiatives including a common global data platform, a new financial reporting and planning system, as well as various operational technology enhancements, rationalizations and unifications. It also signals the end of siloed local customizations which previously stood in the way of one true global solution.

GLOBAL CLOSURE STRATEGY:

PLAN FOR THE END BEFORE THE BEGINNING

The mining industry has traditionally dealt with the issue of mine closures by kicking the can down the road: delaying the inevitable for as long as possible, usually through a series of compliance adjustments.

This is clearly not a sustainable approach, says Barrick president and chief executive Mark Bristow. “We believe that how we close our mines is as important as how we build and operate them, and that is why we plan their closure before we even start designing them, and integrate that plan across all the stages of their lives,” he says.

Barrick has a number of legacy sites, in part acquired over the years through mergers and acquisitions. To ensure their successful closure in a consistent manner, the company has adopted a new Global Closure Standard, which group sustainability executive Grant Beringer describes as the most progressive in the mining industry, noting that it has drawn not only from Barrick/Randgold’s experience, but also from inputs and advice provided by multiple international authorities.

Its key objectives are to find passive solutions for long-term water management; to prepare sites for a beneficial alternative use and possible divestiture; and to ensure that tailings storage facilities meet or exceed international safety standards.

The new strategy has already delivered significant successes, including the sale of Barrick’s interests in the Morila mine in Mali, the Eskay Creek mine in British Columbia, the Bullfrog mine in southern Nevada, and mining claims in South Dakota. Other divestiture opportunities are being discussed.

These divestitures are expected to deliver value and add to the $1.5 billion that Barrick has already realized through its portfolio rationalization following the merger with Randgold. They are also allowing the company to tighten its focus on Tier One assets — those mines capable of producing more than 500,000 ounces of gold annually for at least 10 years in the lower half of the industry’s cost curve.

“It’s worth noting that while the divestiture sites do not meet our investment criteria, they may have a geological potential that could be realized under different owners with the necessary technical and financial capacity. In those cases, the host country and communities will continue to reap economic benefits when these sites are returned to production by new operators,” Bristow says.

BARRICK THIRD QUARTER 2020	6	PRESS RELEASE

Catherine Raw, chief operating officer for North America explains that “the closure strategy has also created new business opportunities for Barrick, like the Golden Sunlight mine tailings reprocessing project. This involves the conversion of waste material into sulphur feedstocks for Nevada Gold Mines’ roasters and autoclaves while using the leftover benign material as pit backfill. This innovative project will reduce environmental liabilities and thus cut closure costs at Golden Sunlight while creating more value for Nevada Gold Mines and other stakeholders”.

In Peru, Barrick has signed a water transfer agreement with the Ministry of Agriculture under which the company will fund the construction of an $11 million pipeline from the White Andes to the communities around the Pierina mine. This will make these communities independent of the water supply from Pierina by 2024 — yet another example of how a thoughtfully planned closure can leave a lasting benefit for its hosts.

Closed Barrick properties are also being used to conduct cutting edge scientific research, including the fundamental neutrino and dark matter research at the Sanford Underground Research Facility located in the underground workings of the former Homestake gold mine in Lead, South Dakota. Homestake was the largest and deepest gold mine in North America, producing approximately 41 million ounces of gold over its 126-year lifetime. The mine now provides a near-perfect environment for experiments that need to escape cosmic radiation that can interfere with the detection of rare physics events.

“Our global closure strategy is in fact a process of beneficial rationalization in which old problems are converted into new opportunities, benefiting all our stakeholders,” Bristow says.

MANAGING BY WALKING ABOUT

Mines cannot be managed effectively by remote control. That’s why after last year’s merger, Barrick’s head office was converted into a much smaller corporate hub providing specialized services while operational management was transferred to the mines.

The new decentralized structure — one of the flattest in the extractive industries for a business of Barrick’s size — means that senior executives directly engage with operations and employees, whom they learn to know personally by name as well as skill-set. It also gives them a first-hand insight into the engine rooms that drive the business, a better perspective on the challenges and opportunities at each site, a chance for best-practice sharing and a forum for collective decision-making.

For the employees, personal access to Barrick’s leadership team provides a platform to propose suggestions, raise and debate issues, contribute to decision-making and reinforce their role in living Barrick’s core values and delivering on its objectives.

Barrick executives visit all the operations in each of the regions at least once a quarter for an in-depth discussion with employees on business execution, safety and environmental performance and the status of key projects. They also use these visits as an opportunity to interface with community leaders.

During Covid-19, this engagement has continued — both on a virtual basis and in person. It’s these relationships that have played a significant part in Barrick’s ability to ensure both prompt and effective responses to the pandemic across its portfolio of operations.

Mark Bristow (left) and North America chief operating officer Catherine Raw (centre), visit the Hemlo operation in Canada.

BARRICK THIRD QUARTER 2020	7	PRESS RELEASE

PIONEERING KIBALI

CONTINUES TO POINT THE WAY

The Kibali mine is on track to deliver at the upper end of its 2020 guidance, says president and chief executive Mark Bristow.

Kibali was the first underground gold mine in the DRC and is one of the largest in the world. It is a global leader in automation and continues to improve efficiency and productivity through ongoing technological innovation. In the third quarter it set a new ore delivery record from underground, exceeding nameplate for the first time since the shaft was commissioned in 2018.

“Automation is often associated with reduced employment but we use it as an opportunity to further upskill our workers and to reduce our need for expatriate specialists. It is worth noting that Kibali — one of Barrick’s elite corps of Tier One mines — is led by a predominantly Congolese management team in line with our policy of employing and advancing host country nationals,” Bristow said.

A Tier One mine is one capable of producing at least 500,000 ounces of gold annually for at least 10 years in the lower half of the industry’s cost profile. Bristow said brownfields exploration was extending Kibali’s life by replacing reserves depleted by mining. Barrick’s exploration teams are also hunting for the next Kibali elsewhere in the DRC.

During the past quarter, battery technology was successfully integrated into the Kibali power grid to augment the mine’s three hydropower stations and offset the cyclical load of the winder. In line with Barrick’s global move to cleaner energy sources, the new technology will further reduce the mine’s carbon footprint and use of thermal power.

Following a recent meeting with President Tshisekedi, Bristow said they had agreed that Kibali had brought a thriving local economy to what was previously one of the most deprived regions in the DRC.

“The continuing paved extension to the Durba road will provide construction work for local contractors for the next three years. Community support continues to be reinforced through other initiatives such as the Renzi agribusiness project and the planned palm oil project. We also remain committed to transferring skills to the community, and the upgrading of the Kokiza Training Centre for engineers is scheduled to start later this year,” he said.

Additionally, utility buildings initially built as isolation wards during the Ebola outbreak and subsequently used as a quarantine centre for Covid-19 cases, will now be transitioned to a tropical disease centre to serve local communities.

STRONG PARTNERSHIPS IN MALI

SUPPORT ROBUST PRODUCTION PERFORMANCE

The Loulo-Gounkoto complex remains on track to meet the upper end of its 2020 guidance in the face of multiple challenges including a military coup in Mali.

Barrick president and chief executive Mark Bristow attributed this performance to the company’s long-established relationships with partners in Mali and its philosophy of sharing the benefits it creates with its local stakeholders. Over the past 24 years, Barrick and its legacy company Randgold Resources have contributed $7.4 billion to the Malian economy in the form of taxes, royalties, salaries and payments to local suppliers. So far this year, Loulo-Gounkoto has spent $275 million with local contractors and suppliers.

The development of the complex’s third underground mine at Gounkoto is on track to deliver its first ore tonnes in the second quarter of 2021. Meanwhile, Barrick’s first solar power plant has been commissioned and is ramping up to deliver 20MW into the microgrid, in line with the company’s strategy of transitioning to cleaner forms of energy.

The complex has paid dividends totalling $160 million in the year to date with Loulo paying a maiden dividend in the quarter on the back of the mine’s convention amendment.

Barrick has agreed to sell its other operation in Mali, Morila, to Mali Lithium with the government retaining its 20% stake. Morila was the mine which laid the foundation for Randgold’s success, producing almost 7 million ounces of gold over its life. Bristow said the transaction created the opportunity for Morila’s infrastructure and assets to be redeployed for the benefit of its employees, surrounding communities and the country.

“We’ve always had great confidence in Mali and its people, hence our continuing commitment to the country. It’s gratifying to note that Mali is dealing with its political challenges and has already returned to a civilian-led transitional government. We look forward to being part of its future,” Bristow said.

BARRICK THIRD QUARTER 2020	8	PRESS RELEASE

Appendix 1

2020 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2020 forecast	2020 forecast cost	2020 forecast total	2020 forecast all-in
	attributable production (000s oz)	of sales[14] ($/oz)	cash costs[8] ($/oz)	sustaining costs[8] ($/oz)
Carlin (61.5%)[15]	1,000 - 1,050	920 - 970	760 - 810	1,000 - 1,050

Cortez (61.5%)	450 - 480	980 - 1,030	640 - 690	910 - 960

Turquoise Ridge (61.5%)	430 - 460	900 - 950	540 - 590	690 - 740

Phoenix (61.5%)	100 - 120	1,850 - 1,900	700 - 750	920 - 970

Long Canyon (61.5%)	130 - 150	910 - 960	240 - 290	450 - 500

Nevada Gold Mines (61.5%)	2,100 - 2,250	970 - 1,020	660 - 710	880 - 930

Hemlo	200 - 220	960 - 1,010	800 - 850	1,200 - 1,250

North America	2,300 - 2,450	970 - 1,020	660 - 710	900 - 950

Pueblo Viejo (60%)	530 - 580	840 - 890	520 - 570	720 - 770

Veladero (50%)	240 - 270	1,220 - 1,270	670 - 720	1,250 - 1,300

Porgera (47.5%)[16]

Latin America & Asia Pacific	800 - 900	930 - 980	610 - 660	890 - 940

Loulo-Gounkoto (80%)	500 - 540	1,050 - 1,100	620 - 670	970 - 1,020

Kibali (45%)	340 - 370	1,030 - 1,080	600 - 650	790 - 840

North Mara (84%)[17]	240 - 270	750 - 800	570 - 620	830 - 880

Tongon (89.7%)	240 - 260	1,390 - 1,440	680 - 730	740 - 790

Bulyanhulu (84%)[17]	30 - 50	1,210 - 1,260	790 - 840	1,110 - 1,160

Buzwagi (84%)[17]	80 - 100	850 - 900	820 - 870	850 - 900

Africa & Middle East	1,450 - 1,600	1,040 - 1,090	640 - 690	870 - 920
Total Attributable to Barrick[18,19,20]	4,600 - 5,000	980 - 1,030	650 - 700	920 - 970

COPPER PRODUCTION AND COSTS
	2020 forecast attributable production (Mlbs)	2020 forecast cost of sales[14] ($/lb)	2020 forecast C1 cash costs[21] ($/lb)	2020 forecast all-in sustaining costs[21] ($/lb)

Lumwana	250 - 280	2.20 - 2.40	1.50 - 1.70	2.30 - 2.60

Zaldívar (50%)	120 - 135	2.40 - 2.70	1.65 - 1.85	2.30 - 2.60

Jabal Sayid (50%)	60 - 70	1.75 - 2.00	1.40 - 1.60	1.50 - 1.70
Total Copper[20]	440 - 500	2.10 - 2.40	1.50 - 1.80	2.20 - 2.50

ATTRIBUTABLE CAPITAL EXPENDITURES
($ millions)
Attributable minesite sustaining	1,300 - 1,500

Attributable project	300 - 400
Total attributable capital expenditures[22]	1,600 - 1,900

2020 Outlook Assumptions and Economic Sensitivity Analysis23

	2020 Guidance Assumption	Hypothetical Change	Impact on EBITDA (millions)[24]	Impact on TCC/C1 Cash Costs and AISC[8,21]
Gold price sensitivity[25]	$1,350/oz	+$100/oz	+$653	+$4/oz

	$1,350/oz	-$100/oz	-$650	-$4/oz

Copper price sensitivity	$2.75/lb	+/-$0.50/lb	+/-$124	+/-$0.02/lb

BARRICK THIRD QUARTER 2020	9	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended

	9/30/20	6/30/20	% Change	9/30/19	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	538	521	3%	535	1%

Gold produced (000s oz 100% basis)	875	847	3%	870	1%

Cost of sales ($/oz)	1,060	1,055	0%	1,027	3%

Total cash costs ($/oz)[b]	723	728	(1)%	693	4%

All-in sustaining costs ($/oz)[b]	956	985	(3)%	946	1%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	276	235	17%	278	(1)%

Gold produced (000s oz 100% basis)	448	382	17%	452	(1)%

Cost of sales ($/oz)	985	1,037	(5)%	1,007	(2)%

Total cash costs ($/oz)[b]	800	850	(6)%	775	3%

All-in sustaining costs ($/oz)[b]	1,036	1,130	(8)%	1,014	2%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	113	132	(14)%	126	(10)%

Gold produced (000s oz 100% basis)	184	215	(14)%	205	(10)%

Cost of sales ($/oz)	1,060	870	22%	829	28%

Total cash costs ($/oz)[b]	763	613	24%	570	34%

All-in sustaining costs ($/oz)[b]	1,133	950	19%	772	47%

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz attributable basis)	76	79	(4)%	82	(7)%

Gold produced (000s oz 100% basis)	124	128	(4)%	133	(7)%

Cost of sales ($/oz)	1,097	1,073	2%	1,077	2%

Total cash costs ($/oz)[b]	745	753	(1)%	622	20%

All-in sustaining costs ($/oz)[b]	805	829	(3)%	840	(4)%

Phoenix (61.5%)[f]

Gold produced (000s oz attributable basis)	30	35	(14)%	25	20%

Gold produced (000s oz 100% basis)	49	57	(14)%	41	20%

Cost of sales ($/oz)	1,773	1,726	3%	2,186	(19)%

Total cash costs ($/oz)[b]	520	725	(28)%	1,010	(49)%

All-in sustaining costs ($/oz)[b]	659	957	(31)%	1,622	(59)%

Long Canyon (61.5%)[f]

Gold produced (000s oz attributable basis)	43	40	8%	24	79%

Gold produced (000s oz 100% basis)	70	65	8%	39	79%

Cost of sales ($/oz)	877	1,009	(13)%	1,170	(25)%

Total cash costs ($/oz)[b]	212	308	(31)%	353	(40)%

All-in sustaining costs ($/oz)[b]	384	430	(11)%	714	(46)%
Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	129	111	16%	139	(7)%

Gold produced (000s oz 100% basis)	215	185	16%	232	(7)%

Cost of sales ($/oz)	791	935	(15)%	807	(2)%

Total cash costs ($/oz)[b]	450	579	(22)%	504	(11)%

All-in sustaining costs ($/oz)[b]	609	720	(15)%	631	(3)%

BARRICK THIRD QUARTER 2020	10	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/20	6/30/20	% Change	9/30/19	% Change
Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	139	141	(1)%	153	(9)%

Gold produced (000s oz 100% basis)	174	176	(1)%	191	(9)%

Cost of sales ($/oz)	1,088	1,012	8%	1,018	7%

Total cash costs ($/oz)[b]	682	639	7%	630	8%

All-in sustaining costs ($/oz)[b]	1,161	1,030	13%	966	20%
Kibali (45%)

Gold produced (000s oz attributable basis)	91	90	1%	91	0%

Gold produced (000s oz 100% basis)	203	201	1%	202	0%

Cost of sales ($/oz)	1,088	1,067	2%	1,187	(8)%

Total cash costs ($/oz)[b]	617	617	0%	554	11%

All-in sustaining costs ($/oz)[b]	817	739	11%	703	16%
Veladero (50%)

Gold produced (000s oz attributable basis)	44	49	(10)%	58	(24)%

Gold produced (000s oz 100% basis)	89	98	(10)%	116	(24)%

Cost of sales ($/oz)	1,136	1,228	(7)%	1,243	(9)%

Total cash costs ($/oz)[b]	708	801	(12)%	773	(8)%

All-in sustaining costs ($/oz)[b]	1,159	1,383	(16)%	1,142	1%
Porgera (47.5%)[g]

Gold produced (000s oz attributable basis)	—	24		75

Gold produced (000s oz 100% basis)	—	51		158

Cost of sales ($/oz)	—	1,141		1,024

Total cash costs ($/oz)[b]	—	875		868

All-in sustaining costs ($/oz)[b]	—	1,046		1,053
Tongon (89.7%)

Gold produced (000s oz attributable basis)	64	64	0%	62	3%

Gold produced (000s oz 100% basis)	71	71	0%	69	3%

Cost of sales ($/oz)	1,329	1,275	4%	1,396	(5)%

Total cash costs ($/oz)[b]	731	688	6%	793	(8)%

All-in sustaining costs ($/oz)[b]	777	745	4%	869	(11)%
Hemlo

Gold produced (000s oz)	55	54	2%	49	12%

Cost of sales ($/oz)	1,257	1,268	(1)%	1,083	16%

Total cash costs ($/oz)[b]	1,099	1,080	2%	953	15%

All-in sustaining costs ($/oz)[b]	1,497	1,456	3%	1,280	17%
North Mara[h]

Gold produced (000s oz attributable basis)	67	68	(1)%	29	131%

Gold produced (000s oz 100% basis)	80	81	(1)%	45	78%

Cost of sales ($/oz)	903	1,040	(13)%	907	0%

Total cash costs ($/oz)[b]	649	724	(10)%	603	8%

All-in sustaining costs ($/oz)[b]	758	1,166	(35)%	850	(11)%
Buzwagi[h]

Gold produced (000s oz attributable basis)	21	20	5%	18	17%

Gold produced (000s oz 100% basis)	25	24	5%	28	(11)%

Cost of sales ($/oz)	907	909	0%	1,292	(30)%

Total cash costs ($/oz)[b]	687	751	(9)%	1,202	(43)%

All-in sustaining costs ($/oz)[b]	693	770	(10)%	1,220	(43)%

BARRICK THIRD QUARTER 2020	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/20	6/30/20	% Change	9/30/19	% Change
Bulyanhulu[h]

Gold produced (000s oz attributable basis)	7	7	0%	6	17%

Gold produced (000s oz 100% basis)	8	8	0%	9	(11)%

Cost of sales ($/oz)	1,502	1,658	(9)%	1,288	17%

Total cash costs ($/oz)[b]	874	950	(8)%	729	20%

All-in sustaining costs ($/oz)[b]	913	1,014	(10)%	769	19%
Kalgoorlie (50%)[i]

Gold produced (000s oz attributable basis)				58	(100)%

Gold produced (000s oz 100% basis)				116	(100)%

Cost of sales ($/oz)				1,037	(100)%

Total cash costs ($/oz)[b]				856	(100)%

All-in sustaining costs ($/oz)[b]				1,170	(100)%
Total Attributable to Barrick[j,i]

Gold produced (000s oz)	1,155	1,149	1%	1,306	(12)%

Cost of sales ($/oz)[k]	1,065	1,075	(1)%	1,065	0%

Total cash costs ($/oz)[b]	696	716	(3)%	710	(2)%

All-in sustaining costs ($/oz)[b]	966	1,031	(6)%	984	(2)%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used to the most directly comparable IFRS measure, please see pages 82 to 106 of our third quarter MD&A.

c.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including NGM’s 60% share of South Arturo) on a 61.5% basis thereafter.

d.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.

g.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

h.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 100% from October 1, 2019 to December 31, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

i.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, these represent our 50% interest until November 28, 2019.

j.

Excludes Pierina; Lagunas Norte starting in the fourth quarter of 2019, and Golden Sunlight and Morila (40%) starting in the third quarter of 2019 which are producing incidental ounces as they reach the end of their mine lives.

k.	Cost of sales per ounce (Barrick’s share) is calculated as gold cost of sales on an attributable basis (excluding sites in care and maintenance) divided by gold attributable ounces sold.

BARRICK THIRD QUARTER 2020	12	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	9/30/20	6/30/20	% Change	9/30/19	% Change
Lumwana

Copper production (Mlbs)	62	72	(14)%	65	(5)%

Cost of sales ($/lb)	2.06	2.06	0%	2.04	1%

C1 cash costs ($/lb)[a]	1.49	1.55	(4)%	1.83	(19)%

All-in sustaining costs ($/lb)[a]	2.58	2.27	14%	3.66	(30)%
Zaldívar (50%)

Copper production (Mlbs attributable basis)	24	28	(14)%	32	(25)%

Copper production (Mlbs 100% basis)	48	56	(14)%	64	(25)%

Cost of sales ($/lb)	2.20	2.52	(13)%	2.18	1%

C1 cash costs ($/lb)[a]	1.64	1.79	(8)%	1.55	6%

All-in sustaining costs ($/lb)[a]	2.27	2.09	9%	1.91	19%
Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	17	20	(15)%	15	13%

Copper production (Mlbs 100% basis)	34	40	(15)%	30	13%

Cost of sales ($/lb)	1.43	1.41	1%	1.63	(12)%

C1 cash costs ($/lb)[a]	1.14	1.14	0%	1.42	(20)%

All-in sustaining costs ($/lb)[a]	1.17	1.41	(17)%	1.65	(29)%
Total Copper

Copper production (Mlbs attributable basis)	103	120	(14)%	112	(8)%

Cost of sales ($/lb)[b]	1.97	2.08	(5)%	2.00	(2)%

C1 cash costs ($/lb)[a]	1.45	1.55	(6)%	1.62	(10)%

All-in sustaining costs ($/lb)[a]	2.31	2.15	7%	2.58	(10)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used to the most directly comparable IFRS measure, please see pages 82 to 106 of our third quarter MD&A.

b.

Cost of sales per pound (Barrick’s share) is calculated as copper cost of sales plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper attributable pounds sold.

BARRICK THIRD QUARTER 2020	13	PRESS RELEASE

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Net cash provided by operating activities	1,859	1,031	1,004	3,779	1,958

Capital expenditures	(548)	(509)	(502)	(1,508)	(1,255)
Free cash flow	1,311	522	502	2,271	703

Endnote 2

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19

Net earnings attributable to equity holders of the Company	882	357	2,277	1,639	2,582

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	4	23	(872)	(309)	(857)

Acquisition/disposition (gains) losses[b]	(2)	8	(1,901)	(54)	(1,913)

Loss (gain) on currency translation	16	2	40	34	56

Significant tax adjustments[c]	(66)	(7)	35	(117)	(40)

Other expense adjustments[d]	(90)	48	53	56	158

Tax effect and non-controlling interest[e]	(18)	(16)	631	177	616

Adjusted net earnings	726	415	264	1,426	602

Net earnings per share[f]	0.50	0.20	1.30	0.92	1.47

Adjusted net earnings per share[f]	0.41	0.23	0.15	0.80	0.34
a.

For the three month period ended September 30, 2020, we recorded no significant impairment charges or reversals. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment reversals for the three

BARRICK THIRD QUARTER 2020	14	PRESS RELEASE

and nine month periods ended September 30, 2019 mainly relate to non-current asset reversals at Lumwana, partially offset by impairments at Cortez and Lagunas Norte.
b.

Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa. For the three and nine months ended September 30, 2019, acquisition/disposition gains primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

c.

Significant tax adjustments for the nine month period ended September 30, 2020 mainly relates to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT.

d.

Other expense adjustments for the three and nine month period ended September 30, 2020 primarily relate to the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by care and maintenance expenses at Porgera and Covid-19 donations. For the three month period ended June 30, 2020, other expense adjustments primarily relate to care and maintenance expenses at Porgera and Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three and nine month periods ended September 30, 2019, other expense adjustments primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines and Acacia.

e.

Tax effect and non-controlling interest for the three and nine month periods ended September 30, 2019 primarily relates to the net impairment reversals related to long-lived assets and acquisition gains.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 3

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; export duties; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)		Gold			Copper		Gold		Copper
				For the three months ended				For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19	9/30/20	9/30/19
Sales	3,237	2,812	2,585	219	184	45	8,642	6,428	502	311

Sales applicable to non-controlling interests	(967)	(822)	(748)	0	0	0	(2,560)	(1,212)	0	0

Sales applicable to equity method investments[a,b]	183	172	140	121	120	100	502	404	348	345

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	0	0	0	1	0	0

Sales applicable to sites in care and maintenance[c]	(53)	(53)	(32)	0	0	0	(152)	(84)	0	0

Treatment and refinement charges	4	2	0	39	40	18	6	0	118	74

Other[d]	0	0	0	0	0	0	15	0	0	0
Revenues – as adjusted	2,404	2,111	1,945	379	344	163	6,453	5,537	968	730

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,249	1,224	1,318	116	123	65	3,693	4,055	349	264

Realized gold/copper price per ounce/pound[e]	1,926	1,725	1,476	3.28	2.79	2.55	1,748	1,365	2.78	2.78

a.

Represents sales of $176 million and $480 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $164 million and September 30, 2019: $133 million and $375 million, respectively) applicable to our 45% equity method investment in Kibali and $nil and nil, respectively, (June 30, 2020: $nil and September 30, 2019: $8 million and $30 million, respectively) applicable to our 40% equity method investment in Morila for gold. Represents sales of $66 million and $216 million, respectively, for the three and nine months ended September 30, 2020 (June 30, 2020: $78 million and September 30, 2019: $66 million and $233 million, respectively) applicable to our 50% equity method investment in Zaldívar and $59 million and $145 million, respectively (June 30, 2020: $46 million and September 30, 2019: $37 million and $125 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, from the calculation of realized price per ounce as the mine is mining incidental ounces as it enters closure.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2019 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2020	15	PRESS RELEASE

Endnote 4

Includes North Mara, Bulyanhulu and Buzwagi on a 84% basis starting January 1, 2020 (and on a 63.9% basis from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience, and on a 100% basis from October 1, 2019 to December 31, 2019), Pueblo Viejo on a 60% basis, South Arturo on a 36.9% basis from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 60% basis from January 1, 2019 to June 30, 2019), Veladero on a 50% basis, Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis until the second quarter of 2019, which reflects our equity share of production and sales. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

Endnote 5

Net earnings (loss) represents net earnings (loss) attributable to the equity holders of the Company.

Endnote 6

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo, 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali, 40% share of Morila and 60% share of South Arturo (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), our 84% share of Tanzania starting January 1, 2020 (63.9% share from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience, and 100% share from October 1, 2019 to December 31, 2019) and our 50% share of Zaldívar and Jabal Sayid. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

Endnote 7

Gold cost of sales (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding sites in care and maintenance) divided by ounces sold.

Endnote 8

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and add further costs which reflect the expenditures made to maintain current production levels, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. “All-in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2020	16	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)			For the three months ended		For the nine months ended
	Footnote	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Cost of sales applicable to gold production		1,768	1,740	1,831	5,151	4,618

Depreciation		(508)	(498)	(538)	(1,480)	(1,353)

Cash cost of sales applicable to equity method investments		53	62	45	156	169

By-product credits		(84)	(59)	(48)	(172)	(95)

Realized (gains) losses on hedge and non-hedge derivatives	a	0	1	1	1	0

Non-recurring items	b	0	0	(4)	0	(33)

Other	c	(24)	(26)	(19)	(77)	(65)

Non-controlling interests	d	(337)	(336)	(339)	(989)	(552)
Total cash costs		868	884	929	2,590	2,689
General & administrative costs		50	71	68	161	181

Minesite exploration and evaluation costs	e	19	23	22	57	45

Minesite sustaining capital expenditures	f	415	420	406	1,205	926

Sustaining leases		9	10	5	19	23

Rehabilitation - accretion and amortization (operating sites)	g	13	12	28	39	58

Non-controlling interest, copper operations and other	h	(166)	(158)	(184)	(438)	(335)
All-in sustaining costs		1,208	1,262	1,274	3,633	3,587
Project exploration and evaluation and project costs	e	53	55	64	164	213

Community relations costs not related to current operations		0	0	1	1	2

Project capital expenditures	f	126	85	96	287	324

Rehabilitation - accretion and amortization (non-operating sites)	g	3	4	5	9	19

Non-controlling interest and copper operations and other	h	(47)	(36)	(46)	(100)	(77)
All-in costs		1,343	1,370	1,394	3,994	4,068
Ounces sold - equity basis (000s ounces)	i	1,249	1,224	1,318	3,693	4,055
Cost of sales per ounce	j,k	1,065	1,075	1,065	1,054	991
Total cash costs per ounce	k	696	716	710	701	663

Total cash costs per ounce (on a co-product basis)	k,l	742	747	735	732	680
All-in sustaining costs per ounce	k	966	1,031	984	984	883

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,012	1,062	1,009	1,015	900
All-in costs per ounce	k	1,076	1,118	1,074	1,082	999

All-in costs per ounce (on a co-product basis)	k,l	1,122	1,149	1,099	1,113	1,016

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $nil and September 30, 2019: $nil and $nil, respectively), and realized non-hedge losses of $nil and $1 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $1 million and September 30, 2019: $1 million and $nil, respectively). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and nine month period ended September 30, 2020 include the removal of total cash costs and by-product credits associated with: our Pierina mine; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, which all are mining incidental ounces as they enter closure of $27 million and $78 million, respectively, (June 30, 2020: $26 million; September 30, 2019: $19 million and $57 million, respectively).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $508 million and $1,469 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $495 million and September 30, 2019: $504 million and $827 million, respectively). Non-controlling interests include Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Nevada Gold Mines starting July 1, 2019. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 75 of the Q3 2020 MD&A.

BARRICK THIRD QUARTER 2020	17	PRESS RELEASE

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 74 of the Q3 2020 MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of North Mara, Bulyanhulu and Buzwagi (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), Pueblo Viejo, Loulo-Gounkoto and Tongon operating segments and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Also removes the non-controlling interest of Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)		For the three months ended		For the nine months ended
Non-controlling interest, copper operations and other	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
General & administrative costs	(6)	(8)	(22)	(20)	(55)

Minesite exploration and evaluation expenses	(5)	(8)	(9)	(16)	(10)

Rehabilitation - accretion and amortization (operating sites)	(3)	(4)	(10)	(11)	(12)

Minesite sustaining capital expenditures	(152)	(138)	(143)	(391)	(258)
All-in sustaining costs total	(166)	(158)	(184)	(438)	(335)
Project exploration and evaluation and project costs	(9)	(9)	(12)	(21)	(40)

Project capital expenditures	(38)	(27)	(34)	(79)	(37)
All-in costs total	(47)	(36)	(46)	(100)	(77)

i.	Ounces sold - equity basis

Figures remove the impact of: Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, which are producing incidental ounces as they reach the end of their mine lives.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $4 million and $14 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $4 million and September 30, 2019: $44 million and $71 million, respectively); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $nil and September 30, 2019: $1 million and $1 million, respectively) and Morila of $7 million and $20 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $8 million and September 30, 2019: $10 million and $10 million, respectively); and starting in the fourth quarter of 2019, Lagunas Norte of $22 million and $66 million, respectively, for the three and nine month periods ended September 30, 2020 (June 30, 2020: $23 million and September 30, 2019: $nil and $nil, respectively), which are mining incidental ounces as these sites enter closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the effective date of the GoT’s free carried interest (36.1% up until September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 38.5% Nevada Gold Mines is also removed from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
By-product credits	84	59	48	172	95

Non-controlling interest	(29)	(22)	(16)	(65)	(31)
By-product credits (net of non-controlling interest)	55	37	32	107	64

Endnote 9

Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.

Endnote 10

Copper cost of sales (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by pounds sold.

BARRICK THIRD QUARTER 2020	18	PRESS RELEASE

Endnote 11

A Tier One Gold Asset is a mine with a stated life in excess of 10 years, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Endnote 12

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Endnote 13

Botswana, Burundi, Eritrea, Eswatini, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Rwanda, Seychelles, Sierra Leone, Somalia, South Sudan, Sudan, Tanzania, Uganda, Zambia, Zimbabwe.

Endnote 14

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 38.5% of Nevada Gold Mines (including 63.1% of South Arturo), 40% of Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, and 16% of North Mara, Bulyanhulu and Buzwagi from cost of sales and including our proportionate share of cost of sales attributable to our equity method investments in Kibali), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to our equity method investments in Zaldívar and Jabal Sayid, divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Endnote 15

Includes our 36.9% share of South Arturo.

Endnote 16

Based on the communication we received from the Government of Papua New Guinea that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, our full year 2020 guidance for Porgera has been withdrawn.

Endnote 17

Amounts are on an 84% basis as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

Endnote 18

Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

Endnote 19

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, Lagunas Norte, Golden Sunlight and Morila (40%).

Endnote 20

Includes corporate administration costs.

Endnote 21

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2020	19	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Cost of sales	154	153	49	431	281

Depreciation/amortization	(61)	(63)	(13)	(167)	(83)

Treatment and refinement charges	39	40	18	118	74

Cash cost of sales applicable to equity method investments	57	72	59	195	194

Less: royalties and production taxes[a]	(16)	(11)	(5)	(38)	(26)

By-product credits	(4)	(3)	(3)	(10)	(8)

Other	0		0	0	(5)
C1 cash costs	169	188	105	529	427
General & administrative costs	4	6	5	13	16

Rehabilitation - accretion and amortization	2	2	2	7	8

Royalties and production taxes[a]	16	11	5	38	26

Minesite exploration and evaluation costs	2	1	1	4	4

Minesite sustaining capital expenditures	74	52	48	158	155

Sustaining leases	2	2	0	7	2
All-in sustaining costs	269	262	166	756	638
Pounds sold - consolidated basis (millions pounds)	116	123	65	349	264
Cost of sales per pound[b,c]	1.97	2.08	2.00	2.01	2.10
C1 cash cost per pound[b]	1.45	1.55	1.62	1.52	1.62
All-in sustaining costs per pound[b]	2.31	2.15	2.58	2.17	2.42

a.

For the three and nine month period ended September 30, 2020, royalties and production taxes include royalties of $16 million and $38 million, respectively (June 30, 2020: $11 million and September 30, 2019: $5 million and $26 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 22

2020 Guidance includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Zaldívar and Jabal Sayid, and our 45% of Kibali, and our share of joint operations.

Endnote 23

Reflects the impact of the full year.

Endnote 24

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2020	20	PRESS RELEASE

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the nine months ended
	9/30/20	6/30/20	9/30/19	9/30/20	9/30/19
Net earnings (loss)	1,271	622	2,435	2,556	2,798

Income tax expense	284	258	791	928	999

Finance costs, net[a]	72	74	106	234	304

Depreciation	574	566	559	1,664	1,460
EBITDA	2,201	1,520	3,891	5,382	5,561

Impairment charges (reversals) of long-lived assets[b]	4	23	(872)	(309)	(857)

Acquisition/disposition (gains) losses[c]	(2)	8	(1,901)	(54)	(1,913)

Loss on currency translation	16	2	40	34	56

Other expense (income) adjustments[d]	(90)	48	53	56	158

Unrealized (gains) losses on non-hedge derivative instruments	0	0	1	0	0

Income tax expense, net finance costs, and depreciation from equity investees	94	96	85	277	266
Adjusted EBITDA	2,223	1,697	1,297	5,386	3,271

a.	Finance costs exclude accretion.
b.

For the three month period ended September 30, 2020, we recorded no significant impairment charges or reversals. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment reversals for the three and nine month periods ended September 30, 2019 mainly relate to non-current asset reversals at Lumwana, partially offset by impairments at Cortez and Lagunas Norte.

c.

Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa. For the three and nine months ended September 30, 2019, acquisition/disposition gains primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

d.

Other expense adjustments for the three and nine month period ended September 30, 2020 primarily relate to the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by care and maintenance expenses at Porgera and Covid-19 donations. For the three month period ended June 30, 2020, other expense adjustments primarily relate to care and maintenance expenses at Porgera and Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three and nine month periods ended September 30, 2019, other expense adjustments primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines and Acacia.

Endnote 25

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK THIRD QUARTER 2020	21	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD   The New York Stock Exchange

ABX      The Toronto Stock Exchange

Enquiries

President and CEO

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior EVP and CFO

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

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Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

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Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “deliver”, “plan”, “objective”, “expected”, “potential”, “strategy”, “will”, “continues”, “ongoing” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and estimates of future costs; Barrick’s non-core asset disposal strategy, including the sale of Barrick’s interest in the Morila mine and Barrick’s global closure strategy; production rates; Barrick’s response to the government of Papua New Guinea’s decision not to extend Porgera’s Special Mining Lease; the agreement in principle for a new Porgera partnership with Papua New Guinea and efforts to reach a binding memorandum of agreement consistent with those principles; the duration of the temporary suspension of operations at Porgera; potential mineralization; potential exploration targets and mineral resource potential, including reserve replenishment;

the new joint venture with the Government of Tanzania and the potential for Barrick’s North Mara and Bulyanhulu mines to become a Tier One complex; future dividend levels; Barrick’s engagement with local communities to manage the Covid-19 pandemic; the anticipated benefits from Barrick’s clean energy strategy; future investments in community projects and contributions to local economies; Barrick’s human capital management strategy; the development of the third underground mine at Gounkoto and the timeline for first production; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures, including our ability to successfully reintegrate the operations of the former Acacia; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2020 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.